Brown, Zara [INTL]

From:	Flowerday, David [ICRM]
Sent:	27 June 2024 17:04
To:	UK SMCR Senior Manager Regime
Cc:	McGuire, Andrew [ICRM]; Davies, Leah [INTL]; Brown, Zara [INTL]
Subject:	RE: CGML SBSE Updates - Principal Updates - Execution Sign off Required

Thanks Leah
Approved

From: UK SMCR Senior Manager Regime <UK_Reg_ICRM@imceu.eu.ssmb.com>
Date: Thursday 27 Jun 2024 at 4:24 PM
To: Flowerday, David [ICRM] <df88476@citi.com>
Cc: McGuire, Andrew [ICRM] <am34297@citi.com>, Davies, Leah [INTL] <ld87160@citi.com>, Brown, Zara [INTL] <zb57962@citi.com>
Subject: RE: CGML SBSE Updates - Principal Updates - Execution Sign off Required

Hi David,

I note you were OOO when I issued the below email so wanted to bring this to your attention. Please can you provide approval?

Kind Regards,

Leah

From: Davies, Leah [INTL]
Sent: Thursday, June 20, 2024 4:57 PM
To: Flowerday, David [ICRM]
Cc: Brown, Zara [INTL]; Love, Andrew [LEGL]; Coombs, Leslie [INTL]; UK SMCR Senior Manager Regime; Pollack, Matthew [ICRM]; McGuire, Andrew [ICRM]
Subject: CGML SBSE Updates - Principal Updates - Execution Sign off Required

HI David,

I need to make an update to the SBSE registration with updates to CGML Principals;

Director	Removed Zoe Wimborne who is no longer a CGML Director
Head of Business	Removed Francisco Ybarra who has left the firm
Director	Updated Manjira Sen-Gosain from Head of Business to Executive Director

In order to submit this updated, I have drafted the CGML SBSE A-A Application on the Edgar System and attached my draft from Edgar filing system and page 2 of the attached Execution Sign off.

I would appreciate if you could review and then sign the Execution Sign off to enable me to submit the updates on the Edgar Portal.

Please let me know if you have any questions.

Kind Regards,

Leah
Leah Davies
UK Senior Managers and Certification Regime (SMCR)
Citi Belfast | White Star House | Titanic Quarter, 20 Queens Road | Belfast BT3 9DT
leah.davies@citi.com